Exhibit 4(g)

ACCELERATED DEATH BENEFIT RIDER FOR CHRONIC CONDITIONS

This rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”) and covers only the Insured named in the Policy Specifications. If there is a conflict between the terms of this Rider and the terms of the Policy, the terms of this Rider shall prevail. Please read it carefully.

Rider Summary –This Accelerated Benefit Rider for Chronic Conditions pays an Accelerated Death Benefit to the Owner, subject to the provisions of this Rider and the Policy if the Insured is Chronically Ill. Payment of a Benefit Payment under this Rider represents a portion of the Death Benefit that has been accelerated.

Payment of an Accelerated Death Benefit under this Rider will reduce the death benefit, cost of insurance charges (if applicable), premiums (if applicable), and other values under the Policy.  Further, the premium limitations and death benefits required for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Internal Revenue Code will also be affected.

Disclosure – Accelerated Death Benefit payments can affect eligibility for, or amounts of, other benefits provided by federal, state, or local government. Payments of Accelerated Death Benefit proceeds provided by this Rider are intended to qualify as death benefits under section 101(g) of the Internal Revenue Code. The federal, state, or local tax consequences resulting from payment of Accelerated Death Benefit proceeds will depend on Your specific facts and circumstances. Consequently, consider seeking the advice and guidance of a qualified tax advisor prior to the receipt of any Accelerated Death Benefit proceeds.

[STATE Department of Insurance: (XXX) XXX-XXXX]

Signed for [Pacific Life Insurance Company],

[www.PacificLife.com]	[(800) 347-7787]

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Definitions

In this section, We define certain terms used throughout this Rider. Other terms may be defined in other parts of the Policy. Generally, defined terms are capitalized to show emphasis.

Accelerated Death Benefit – is a portion of Death Benefit that is paid if We receive Written Certification that the Insured is Chronically Ill and all of the Eligibility Conditions under this Rider have been met.

Acceleration Percentage – is used to calculate values under the Policy and Rider after each Benefit Payment as described in this Rider. The Acceleration Percentage is calculated as (a) divided by (b), where:

(a)	Is the Benefit Payment prior to any reductions or discounts; and

(b)	Is the Death Benefit of the Policy prior to the Benefit Payment.

Activities of Daily Living – means the following self-care functions:

Bathing – The ability to wash oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower.

Continence – The ability to maintain control of bowel and bladder function or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene including caring for catheter or colostomy bag.

Dressing – The ability to put on and remove all items of clothing and any necessary braces, fasteners, or artificial limbs.

Eating – The ability to feed oneself by getting food into the body from a receptacle such as a plate, cup, or table, or by a feeding tube or intravenously.

Toileting – The ability to move to and from the toilet, get on and off the toilet, and perform associated personal hygiene.

Transferring – The ability to move into or out of a bed, chair, or wheelchair.

Benefit Payment - is the Maximum Monthly Benefit Payment. If the Maximum Annual Lump Sum Benefit Payment is elected, Benefit Payment is 12 times the Maximum Monthly Benefit Payment.

The final Benefit Payment will be adjusted to ensure the total of all Benefit Payments do not exceed the Lifetime Benefit Amount.

Benefit Proceeds - is the Benefit Payment received by the Owner if all Eligibility Conditions have been satisfied, subject to the following reductions:

●	If there is an outstanding loan balance under the Policy, a portion of each Benefit Payment is used to reduce the Policy Debt. The amount of this reduction is the Policy Debt prior to the Benefit Payment multiplied by the Acceleration Percentage;

●	If the Policy is in a Grace Period, an amount needed to bring the Policy out of the Grace Period.

●	If the Maximum Annual Lump Sum Benefit Payment is elected, an amount to reflect the discounted sum of the Maximum Monthly Benefit Payments.

If the Maximum Annual Lump Sum Benefit Payment is elected, the Benefit Proceeds will be at least as great as the Acceleration Percentage times the Policy’s Net Cash Surrender Value.

Benefit Year – means a period of 12 months that begins on the Monthly Payment Date on or following the date all Eligibility Conditions are satisfied and as long as the Eligibility Conditions continue to be satisfied and this rider has not terminated per the Rider Termination provision. Subsequent Benefit Years will begin no earlier than the end of the current Benefit Year.

Chronically Ill – means the Insured has been certified by a Licensed Health Care Practitioner that:

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●	They are unable to perform, without Substantial Assistance from another individual, at least two Activities of Daily Living for an expected period of at least 90 days due to a loss of functional capacity; or

●	They require Substantial Supervision to protect themselves from threats to health and safety due to Severe Cognitive Impairment.

Chronically Ill excludes an Insured who would otherwise meet these requirements unless that Insured has been certified by a Licensed Health Care Practitioner as being Chronically Ill within the preceding twelve-month period.

Elimination Period – is the total number of consecutive days, after which the Owner is eligible to receive Benefit Proceeds, if all other Eligibility Conditions have been met. The Elimination Period begins upon the first day that the Insured is Chronically Ill and expires at the end of 90 days. Benefit Proceeds are not paid retroactively after the Elimination Period has been met. A new Elimination Period does not need to be met for a continuing diagnosis of the same chronic illness.

Immediate Family Member – includes the spouse; parents; brothers; sisters; and children by blood, adoption, or marriage of the Owner and the Insured, and of the spouse of the Owner and Insured.

Internal Revenue Service (IRS) Per Diem Limitation – is periodically declared by the IRS and is used in the calculation of the Maximum Monthly Benefit Payment.

Licensed Health Care Practitioner – is a physician, as defined in sub-section 1861(r)(1) of the Social Security Act, a registered professional nurse, licensed social worker, or other individual who meets such requirements as prescribed by the Secretary of the Treasury of the United States. A Licensed Health Care Practitioner must reside in the United States, and does not include the Owner, the Insured, or an Immediate Family Member.

Lifetime Benefit Amount – is the maximum amount of Death Benefit that can be accelerated under this Rider during the Insured’s lifetime. The Initial Lifetime Benefit Amount is shown in the Policy Specifications. See the Lifetime Benefit Amount section for additional information.

Lifetime Benefit Amount Percentage - is a factor used to adjust the Lifetime Benefit Amount after a Policy change. The Lifetime Benefit Amount Percentage is shown in the Policy Specifications. See the Lifetime Benefit Amount section for additional information.

Maximum Monthly Benefit Percentage – is elected at Policy issue and can be used to calculate the Maximum Monthly Benefit Payment. The Maximum Monthly Benefit Percentage is shown in the Policy Specifications and cannot be changed.

Maximum Per Diem Limitation Percentage – is the percentage shown in the Policy Specifications that may be used in the Maximum Monthly Benefit Payment.

Remaining Lifetime Benefit Amount – is the Lifetime Benefit Amount reduced for Benefit Payments as described in this Rider. See the Lifetime Benefit Amount section for additional information.

Severe Cognitive Impairment – means a deficiency or deterioration in the Insured’s intellectual capacity that is:

●	Comparable to (and includes) Alzheimer’s disease and similar forms of dementia; and

●	Measured by clinical evidence and standardized tests that reliably measure impairment in the individual’s short or long-term memory; orientation as to person, place, and time; deductive or abstract reasoning; and judgment as it relates to safety awareness.

Substantial Assistance – means either one of the following:

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●	Hands-On Assistance, which is minimal, moderate, or maximum physical assistance without which the Insured would not be able to perform an Activity of Daily Living; or

●	Standby Assistance, which is the presence of another person within arm’s reach of the Insured and is necessary to prevent, by physical intervention, the Insured’s injury while the Insured is performing an Activity of Daily Living.

Substantial Supervision – means continual supervision by another person is necessary to protect the Insured from threats to the Insured’s health or safety, including, but not limited to, such threats that can result from wandering. Note that continual supervision can also include cueing by verbal prompting, gestures, or other demonstrations.

Written Certification – is a signed written statement completed by a Licensed Health Care Practitioner certifying that the Insured is Chronically Ill. The Written Certification must also include proof of the Insured’s chronic illness and must be satisfactory to Us. Written Certification must be provided prior to the start of each Benefit Year and will be effective as of the first day of each Benefit Year.

We reserve the right to obtain, at any time, an additional opinion of the Insured’s condition which can include a physical examination from a Licensed Health Care Practitioner at Our expense. Should this opinion differ from that of the Insured’s Licensed Health Care Practitioner, eligibility for benefits will be determined by a third Licensed Health Care Practitioner who is mutually acceptable to the Owner and Us.

Benefit Eligibility Conditions

Eligibility Conditions – While this Rider is in effect and subject to all the terms and provisions of this Rider, Benefit Proceeds are payable as described in this Rider when We verify that all of the following conditions are met:

1.	The Owner must provide a Request for Benefits and a Benefit Form, or the equivalent as required by Us.

2.	We must receive Written Certification by a Licensed Health Care Practitioner certifying that the Insured is Chronically Ill.

3.	We must receive authorization from the Insured to obtain copies of any relevant medical records required.

4.	The Owner must provide Us with the written consent of the assignee(s) of record named under the Policy, if any, or the irrevocable beneficiary(ies) named under the Policy, if any.

5.	The Elimination Period has been satisfied.

Benefit Proceeds may not be available if the law requires the benefit to meet the claims of creditors, whether in bankruptcy, child support or maintenance, or otherwise; or a government agency requires the benefit in order to apply for, obtain, or keep a government benefit or entitlement.

Subject to the foregoing paragraph, Benefit Proceeds are payable immediately upon the satisfaction of Eligibility Conditions under this Rider. Benefit Proceeds begin on the Monthly Payment Date on or following the date all Eligibility Conditions are met. The first payment upon meeting Eligibility Conditions includes any Benefit Proceeds that are retroactive to the Monthly Payment Date on or following the date all Eligibility Conditions are met.

After the above Eligibility Conditions have been met, if any payment of Benefit Proceeds is delayed thirty-one (31) calendar days, We will pay additional interest using the death benefit additional interest rate on Death Benefit Proceeds as described in the Policy. Such additional interest rate will be applied to the Benefit Proceeds beginning on the 31st calendar day of delay to the date the Benefit Proceeds are paid.

Request for Benefits

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Request for Benefits – A Request for Benefits is a written notice requesting an Accelerated Death Benefit that can be submitted upon meeting Eligibility Conditions. Any Request for Benefits given by or on behalf of the Owner to Us at Our Administrative Office with information sufficient to identify the Insured, will be deemed an appropriate request to Us. Only one Request for Benefits can be approved during any twelve-month period. Requests should include the desired dollar amount of the Accelerated Death Benefit and Your preferred payment option. If the Insured recovers and a subsequent Request for Benefits is submitted, that request is considered to be a new Request for Benefits. We must approve the Request for Benefits before any Benefit Proceeds will be paid.

Benefit Form – Within 15 days of Our receipt of a Request for Benefits, a Benefit Form will be provided to You. If We do not furnish the form to You or Your authorized representative within 15 days of Your Request for Benefits, it will be considered that You have complied with the form requirements. You must, however, submit written proof that Eligibility Conditions have been met along with the nature and the extent of the chronic illness for which the claim has been made. Any information provided can be used to determine proof of eligibility.

Within 90 days prior to the end of the current Benefit Year, We will send You a request for Written Certification to recertify that the Insured remains Chronically Ill. Payment of Benefit Proceeds will not automatically continue under this Rider unless Written Certification is provided at least once every Benefit Year. In order for payment of Benefit Proceeds to continue, We must receive Written Certification 60 days prior to the end of the current Benefit Year. In this case, the Written Certification has been received on time and the next Benefit Year begins following the end of the current Benefit Year.

If Written Certification is not received on time, a new Benefit Year will not automatically begin upon the end of the preceding Benefit Year and the following conditions will apply:

●	If Written Certification is received from 59 days prior to the end of the Benefit Year to within 90 days after the end of the preceding Benefit Year the new Benefit Year will begin following the end of the current Benefit Year, on the Monthly Payment Date on or following the date We receive Written Certification.

●	If Written Certification is received beyond 90 days after the end of the preceding Benefit Year, Your request will be treated as a new Request for Benefits and the new Benefit Year will begin on the Monthly Payment Date on or following the date all Eligibility Conditions are met, including the new Elimination Period if required.

You must notify Us if the Insured is no longer Chronically Ill. You can cancel payment of Benefit Proceeds under the monthly payment option at any time by written notification to Us and any remaining Benefit Proceed payments will cease upon Our receipt of the notification. Any subsequent request for payment of Benefit Proceeds must satisfy Eligibility Conditions.

Lifetime Benefit Amount and Benefit Payment

Lifetime Benefit Amount - is the amount of benefits that can be accelerated for a Chronically Ill Insured when Eligibility Conditions are met. The Lifetime Benefit Amount is determined at the time Eligibility Conditions are met for the purposes of Benefit Payment.

Any Policy changes that reduce the Death Benefit also reduce the Remaining Lifetime Benefit Amount proportionately. The Lifetime Benefit Amount is equal to the Remaining Lifetime Benefit Amount plus the sum of all prior Benefit Payments.

If payment of Benefit Proceeds is not in effect and a Request for Benefits has not been submitted, You can request a decrease in the Lifetime Benefit Amount after the first Policy Year. The effective date of such decrease will be the Monthly Payment Date after We approve Your Written Request.

After any Policy change, the Lifetime Benefit Amount will be adjusted to ensure that:

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●	The Lifetime Benefit Amount will never exceed the Policy’s Face Amount; and

●	The Lifetime Benefit Amount will be at least equal to the greater of:

○	The Lifetime Benefit Amount Percentage of the Policy’s Face Amount; and

○	The Minimum Lifetime Benefit Amount.

Increases to the Lifetime Benefit Amount are not possible.

If no Benefit Payments have been paid, the Remaining Lifetime Benefit Amount is equal to the Lifetime Benefit Amount. Subsequent Benefit Payments paid under this Rider reduce the Remaining Lifetime Benefit Amount as follows:

●	If the Maximum Monthly Benefit Payment option is selected, the Remaining Lifetime Benefit is reduced by the Maximum Monthly Benefit Payment.

●	If the Maximum Annual Lump Sum Benefit Payment option is selected, the Remaining Lifetime Benefit Amount is reduced by 12 times the Maximum Monthly Benefit Payment.

Maximum Monthly Benefit Payment – Under a monthly benefit option, You can elect receipt of Benefit Proceeds in twelve monthly payments over a Benefit Year, or until You cancel Your request. The Maximum Monthly Benefit Payment is the minimum of these three amounts:

●	The Lifetime Benefit Amount multiplied by the Maximum Monthly Benefit Percentage;

●	The IRS Per Diem Limitation multiplied by the Days in Month Factor shown in the Chronic Illness Benefit Information section of the Policy Specifications multiplied by the Maximum Per Diem Limitation Percentage shown in the Chronic Illness Benefit Information of the Policy Specifications;

●	The amount requested in Your Request for Benefits.

The Maximum Monthly Benefit Payment is no less than the Minimum Monthly Benefit Payment shown in the Chronic Illness Benefit Information section of the Policy Specifications but will not exceed the Remaining Lifetime Benefit Amount.

If no Benefit Payment option is selected, the default will be the Maximum Monthly Benefit Payment.

Maximum Annual Lump Sum Benefit Payment – Under a lump sum benefit option, You can elect receipt of Benefit Proceeds in one annual payment in a Benefit Year. The Maximum Annual Lump Sum Benefit Payment is a discounted sum of the Maximum Monthly Benefit Payments in a Benefit Year. The Maximum Annual Lump Sum Benefit Payment will not exceed the Remaining Lifetime Benefit Amount.

Discount Rate – The Discount Rate is used to determine the Maximum Annual Lump Sum Benefit Payment and will not exceed the greater of these two amounts:

●	The current yield on 90-day Treasury bills;

●	The current maximum statutory adjustable policy loan interest rate based on the Moody’s Corporate Bond Yield Averages – Monthly Average Corporates published by Moody’s Investor Service, Inc., or successor thereto, for the calendar month ending two months before the date of application for an accelerated payment.

If either of the above amounts is discontinued, an appropriate substitute index will be used subject to the approval of the Interstate Insurance Product Regulation Commission (IIPRC).

To Whom We Will Pay Benefits – Unless otherwise assigned or designated by the Owner, all Benefit Proceeds will be payable to the Owner or the Owner’s estate while the Insured is still living, subject to any required acknowledgment of concurrence for payout. Upon the death of the Owner, We will pay any Benefit Proceeds requested prior to the Owner’s death, to his or her estate. Any payment of Benefit Proceeds that is made in good faith by Us is deemed irrevocable.

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Death of the Insured - If written notice of the Insured’s death is received at Our Administrative Office prior to a payment of Benefit Proceeds, then such proceeds will not be paid. However, any Benefit Proceeds paid by Us after the date of death but prior to Our receipt of written notice of the Insured’s death at Our Administrative Office will reduce the Death Benefit Proceeds payable under the Policy. Upon death of the Insured, any Death Benefit Proceeds are paid according to the terms of the Policy.

Accelerated Death Benefit Payment Notice – After receipt of Request for Benefits and prior to or on each payment of Benefit Proceeds, We will send the Owner and any irrevocable beneficiary a statement demonstrating the effect of the proceeds on the Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges, and Policy Loans.

Rider Charge

Rider Charge – The Rider Charge will be deducted from the Policy’s Accumulated Value on each Monthly Payment DateThe maximum monthly Rider Charge is equal to (a × b), where:

a.	Is the Maximum Monthly Rider Charge Rate shown in the Policy Specifications adjusted for one dollar of Rider Net Amount at Risk; and

b.	Is the Rider Net Amount at Risk.

We reserve the right to charge less than the maximum. Any lower Rider Charge rates will apply uniformly to all members of the same Class.

Rider Net Amount at Risk (NAR) – The Rider NAR is calculated on each Monthly Payment Date as (c × d) ÷ e, where:

c.	Is the Remaining Lifetime Benefit Amount;

d.	Is the Net Amount at Risk of the Policy; and

e.	Is the Death Benefit of the Policy.

Optional Benefit Charge for any No-Lapse Guarantees Using a No-Lapse Guarantee Value - If Your Policy has a no-lapse guarantee using a No-Lapse Guarantee Value, the rate used to determine the Optional Benefit Charge is shown in the Policy Specifications. The charge is calculated monthly and is equal to (f) multiplied by (g), where:

f.	Is the Optional Benefit Charge Maximum Monthly Rider Charge Rate shown in the Policy Specifications adjusted for one dollar of No-Lapse Rider Net Amount at Risk; and

g.	Is the No-Lapse Rider Net Amount at Risk, as defined below.

The No-Lapse Rider Net Amount at Risk is calculated on each Monthly Payment Date as (h) multiplied by (i) divided by (j) where:

h.	Is the Remaining Lifetime Benefit Amount;

i.	Is the Death Benefit (calculated according to Your Policy’s provisions, but using the No-Lapse Guarantee Value instead of the Policy’s Accumulated Value), divided by the Net Amount at Risk Factor in Your Policy, less the No-Lapse Guarantee Value; and

j.	Is the Death Benefit (calculated according to Your Policy’s provisions but using the No-Lapse Guarantee Value instead of the Policy’s Accumulated Value).

Effect of Benefit Payment on Policy and Other Riders

In general, optional rider benefits under the Policy will continue to remain In Force subject to the terms and conditions of the Policy and riders unless otherwise stated. Charges for optional riders will be

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calculated according to the terms of the rider form and may be affected by the reduction in benefits and Policy values.

Upon a Benefit Payment, We will reduce the following values of the Policy by their current value multiplied by the Acceleration Percentage (if applicable):

1.	The Total Face Amount of the Policy;

2.	The Accumulated Value of the Policy, which will continue to be processed according to the terms of Your Policy;

3.	Any Alternate Accumulated Value of the Policy or any rider;

4.	Any Policy Loans (also referred to as “Standard Policy Loans”), Policy Debt, Loan Account, and the Loan Account Value;

5.	Any alternate loan values including Alternate Policy Debt, Alternate Loan and Alternate Loan Interest Charged; and

6.	Any Surrender Charge applicable to each Coverage Layer and any Maximum Surrender Charge, which will continue to be calculated according to the terms of the Policy and/or Rider.

Effect on Policy Loans – If the Policy has a Policy Loan (also referred to as “Standard Policy Loan”), then any Policy Loan values are reduced by the Acceleration Percentage under this Rider. Policy Debt, Loan Account, Policy Loan and Loan Interest Charged are all reduced on each date that Benefit Payments are paid by an amount equal to their respective values prior to the payment of Benefit Payments, multiplied by the Acceleration Percentage.

Policy Loans may not be requested during a Benefit Year. When a Benefit Year ends, Policy Loans will be available according to the terms of the Policy to which this Rider is attached.

Effect on Transfers from the Fixed Options to the Variable Options – During a Benefit Year, transfers from the Fixed Options to the Variable Options are not permitted.

Effect on Minimum Premium and Minimum Premium Credit – If the Policy has preferred coverage charges under a Minimum Premium Requirement, the Minimum Premium is reduced on each Benefit Payment date by an amount equal to the Minimum Premium prior to the Benefit Payment, multiplied by the Acceleration Percentage. The Minimum Premium Credit is reduced on each Benefit Payment date by an amount equal to the Minimum Premium Credit prior to the Benefit Payment, multiplied by the Acceleration Percentage.

Effect on Total Face Amount – For each Coverage Layer under the Policy and any term insurance or rider providing coverage on the Insured, the Face Amount of each layer will be reduced according to the terms of the Policy and any rider.

An increase or decrease to the Total Face Amount may not be requested during a Benefit Year.

Effect on Term Insurance on the Insured – If the term insurance contains any provision for a termination credit, the termination credit basis is reduced on the date of each Benefit Payment by an amount equal to the value of the termination credit basis prior to the Benefit Payment multiplied by the Acceleration Percentage.

Effect on No-Lapse Guarantees using a No-Lapse Guarantee Value – If Your Policy has a no-lapse guarantee using a No-Lapse Guarantee Value, the No-Lapse Guarantee Value is reduced on the date of each Benefit Payment by an amount equal to the No-Lapse Guarantee Value prior to the Benefit Payment, multiplied by the Acceleration Percentage. The amount of reduction will be processed against the No-Lapse Guarantee Value according to the terms of the no-lapse guarantee.

Effect on No-Lapse Guarantees using No-Lapse Guarantee Premiums – If Your Policy has a no-lapse guarantee using a No-Lapse Guarantee Premium, the No-Lapse Guarantee Premium is reduced on the date of each Benefit Payment by an amount equal to the No-Lapse Guarantee Premium prior to the

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Benefit Payment multiplied by the Acceleration Percentage. The No-Lapse Credit is reduced on the date of each Benefit Payment by an amount equal to the No-Lapse Credit prior to the Benefit Payment multiplied by the Acceleration Percentage.

Effect on Overloan Protection– If Your Policy has overloan protection, an overloan protection benefit cannot be exercised during a Benefit Year.

Effect on Policy Withdrawals – Policy withdrawals may not be requested during a Benefit Year.

Cash Surrender Value and Net Cash Surrender Value – The Policy’s Cash Surrender Value and Net Cash Surrender Value after each Benefit Payment will be calculated according to terms of the Policy.

Death Benefit –The Policy’s Death Benefit will continue to be calculated according to the terms of the Policy.

Cost of Insurance Charges – Cost of Insurance Charges will continue to be calculated according to the terms of the Policy but will be based upon the reduced policy values following each Benefit Payment.

Coordination with Other Transactions – If another transaction is requested on the same day as the date a Benefit Payment is made, then the Benefit Payment will be processed after any other transactions.

Death Benefit Option Changes – Death Benefit Option changes are allowed during a Benefit Year, but only into Death Benefit Option A. This restriction will continue even after a Benefit Year has ended.

Systematic Distribution Programs - Any program in effect through which periodic distributions of policy values are made will be discontinued.

Effect of this Rider on Other Riders and Benefits – In addition to those riders mentioned above, additional benefits including those added by rider or endorsement may be attached to the Policy. These additional benefits may include provisions that are replaced or amended by this Rider.  Additionally, those additional benefits may be impacted upon payment of Accelerated Death Benefits on each Benefit Payment date. Any such impacts will be explained in those additional Benefit Forms.

Lapse Protection

During any Benefit Year, the Policy and any riders will not lapse. Policy loans will continue to be processed according to the terms of the Policy and can result in a negative Net Cash Surrender Value.

At the end of a Benefit Year, additional premium or a loan repayment may be required to keep the Policy In Force.

General Provisions

Effective Date – This Rider is in effect on the Policy Date unless otherwise stated. If this Rider is in effect after the Policy Date, the Effective Date for this Rider will be shown in the Policy Specifications.

Rider Benefit Exclusion – No benefits are payable under this Rider and the Rider may not be exercised due to a chronic illness that is a result of an attempted suicide, while sane or insane or from an intentionally self-inflicted injury.

Incontestability – If the Policy is contested, this Rider will follow the Incontestability provision of the Policy. If Benefit Payments have been made under this Rider, any premiums or value returned will be reduced by the amount of Benefit Payments made.

This Rider can be contested based upon statements made in any supplement for the Rider, including reinstatement, for the period of time indicated in the Incontestability provision of the Policy. If Benefit

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Payments have been made under this Rider, any Rider Charges or premium returned will be reduced by the amount of Benefit Payments made.

Rider Misstatement – If the Insured’s sex or birth date is misstated in the Application, We will use the correct sex, if applicable, and birth date of the Insured in calculating future Rider Charge rates.

The Lifetime Benefit Amount will also be recalculated as the lesser of (k) and (l) described below and will not exceed Our maximum limits:

(k) The Lifetime Benefit Amount as calculated prior to the Misstatement, less the Rider Net Amount at Risk prior to the Misstatement plus the corrected Rider Net Amount at Risk;

(l) The Face Amount of the Policy.

The corrected Rider Net Amount at Risk is equal to (m) multiplied by (n) divided by (o), where:

(m) Is the Rider Net Amount at Risk prior to the Misstatement;

(n) Is the Rider Charge Rate prior to the Misstatement;

(o) Is the Rider Charge Rate based on the insured’s correct sex or birth date.

Any corrected Remaining Lifetime Benefit Amount is equal to the corrected Lifetime Benefit Amount reduced by any Benefit Payments made prior to the Misstatement.

Reinstatement – If the Policy is reinstated, this Rider will also be reinstated according to the terms of the Reinstatement provision of the Policy.

Rider Termination – This Rider will terminate upon the occurrence of any of the following:

1.	Your Written Request;

2.	The acceleration of any part of the Death Benefit of the Policy for reason of terminal illness while the Insured is still living;

3.	The date the Remaining Lifetime Benefit Amount is zero;

4.	Exercise of an overloan protection benefits, if any;

5.	The date the Policy terminates; or

6.	The date We receive, at Our Administrative Office, Written notice of the death of the Insured.

Termination of this Rider will not prejudice the payment of benefits for eligible claims that occurred while the Rider was In Force.

Effect of Additional Benefits on This Rider – Your Policy can include additional benefits that were added by rider or endorsement. These rider and endorsement forms can include provisions that replace or amend provisions in this contract. Alternatively, the provisions in this contract can replace or amend provisions in additional benefits that were added by rider or endorsement. Please read Your entire Policy, including all riders and other forms carefully.

Conformity with IIPRC Standards – This Rider was approved under the authority of the IIPRC and issued under the IIPRC standards.  If there is any provision that is in conflict with any IIPRC standards applicable to this Rider when this Rider was issued, the provision is amended to conform to that standard.  Any such amendment is effective on the date this Rider takes effect.

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INDEX

Subject	Page
Accelerated Death Benefit	2
Activities of Daily Living	2
Benefit Eligibility Conditions	4
Benefit Form	5
Benefit Payment	2
Benefit Proceeds	2
Chronically Ill	2
Conformity with IIPRC Standards	11
Effect of Additional Benefits on This Rider	11
Effect of Benefit Payment on Policy and Other Riders	8
Effective Date	10
Incontestability	10
Lapse Protection	9
Licensed Health Care Practitioner	3
Lifetime Benefit Amount & Benefit Payment	5
Misstatement	10
Reinstatement	10
Request for Benefits	5
Rider Benefit Exclusion	10
Rider Charge	7
Rider Termination	10
Severe Cognitive Impairment	3
Substantial Assistance	4
Substantial Supervision	4
Written Certification	4

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